DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED
2006 DEC 13 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No: *82-34989*

06019160

4 December 2006

SUPPL

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange during the period 22 November 2006 to 24 November 2006. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Sarah Carne
Assistant Company Secretary

Word/sarah/dbpc/sec/l-usa

RECEIVED

2006 DEC 13 P 1:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

RNS Number:6778M
Debenhams plc
24 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Debenhams PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) Notification relates to both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Rob Templeman

Chris Woodhouse

Michael Sharp

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/a

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/a

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/a

8 State the nature of the transaction

N/a

9. Number of shares, debentures or financial instruments relating to shares acquired

N/a

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/a

11. Number of shares, debentures or financial instruments relating to shares disposed

N/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/a

13. Price per share or value of transaction

N/a

14. Date and place of transaction

N/a

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/a

16. Date issuer informed of transaction

N/a

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

24 November 2006

18. Period during which or date on which it can be exercised

During the 6 months following the 3rd Anniversary of Date of Grant (i.e. 24 November 2009). Vesting of such an award is subject to the extent the relevant performance conditions have been satisfied.

19. Total amount paid (if any) for grant of the option

N/a

20. Description of shares or debentures involved (class and number)

The following shares were granted under the Debenhams Performance Share Plan:-

Rob Templeman - 165,611 Ordinary Shares of 0.01p each

Chris Woodhouse - 112,614 Ordinary Shares of 0.01p each

Michael Sharp - 104,665 Ordinary shares of 0.01p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

0.01p per share

22. Total number of shares or debentures over which options held following notification

Rob Templeman - 634,361 Ordinary shares of 0.01p each

Chris Woodhouse - 431,364 Ordinary shares of 0.01p each

Michael Sharp - 400,915 Ordinary shares of 0.01p each

23. Any additional information

N/a

24. Name of contact and telephone number for queries

Sarah Carne, Tel: 0207 408 3231

Name and signature of duly authorised officer of issuer responsible for making notification

Guy Johnson, Company Secretary

Date of notification

24 November 2006

END

END

RNS Number:5071M
Debenhams plc
22 November 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Wellington Management Company, LLP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various registered holders. Wellington Management Company, LLP's acts as an investment manager and shares acquired are held in the client accounts' names or that of their custodians or nominees.

5. Number of shares / amount of stock acquired

8,240,706 Ordinary shares

6. Percentage of issued class

0.96%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

21 November 2006

11. Date company informed

22 November 2006

12. Total holding following this notification

52,001,919

13. Total percentage holding of issued class following this notification

6.05%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

22 November 2006

END